UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 26, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lantheus Medical Imaging Inc.

File No. 333-169785 - CF#35038

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Lantheus Medical Imaging, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2012.

Based on representations by Lantheus Medical Imaging, Inc. that this information qualifies as confidential trade secrets, commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through May 3, 2022
Exhibit 10.3	through May 3, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary